UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 000-28782
CUSIP NUMBER 84763A108

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: August 9, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
CKE Restaurants, Inc.
Full Name of Registrant N/A
Former Name, if Applicable 6307 Carpinteria Ave., Ste. A
Address of Principal Executive Office (Street and Number)
Carpinteria, California 93013
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution Report n Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On July 12, 2010, CKE Restaurants, Inc., a Delaware corporation (the “Company”) completed its merger (the “Merger”) with Columbia Lake Acquisition Corp. (“Merger Sub”), a Delaware corporation and wholly-owned subsidiary of Columbia Lake Acquisition Holdings, Inc. (“Parent”), a Delaware Corporation, pursuant to an Agreement and Plan of Merger, dated as of April 18, 2010, by and among Parent, Merger Sub and the Company. As a result of the Merger, the Company became a wholly-owned subsidiary of Parent, whereby Parent is controlled by investment entities affiliated with Apollo Management VII, L.P.

As a result of the Merger, the Company’s financial results are subject to significant purchase accounting and transaction-related adjustments. Although, the Company has devoted substantial time and effort to incorporate the purchase accounting and Merger related transactions into its Form 10-Q for the quarterly period ended August 9, 2010 (the “Form 10-Q”), the Company has determined that it is unable to file the Form 10-Q by the prescribed due date without unreasonable effort or expense. The Company is in the process of incorporating such adjustments into its Form 10-Q and intends to file its Form 10-Q with the SEC as promptly as practicable. The Company is not presently aware of any circumstances that would prevent it from filing its Form 10-Q on or before the fifth calendar day following the prescribed due date in compliance with Rule 12b-25.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Theodore Abajian	(805)	745-7500
(Name)	(Area Code)	(Telephone Number)

(2)          Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).   Yes  ☑   No  ☐

(3)          Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   Yes  ☑   No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state reasons why a reasonable estimate of the results cannot be made.

As a result of the Merger, the Company’s financial results are subject to significant purchase accounting and transaction-related adjustments.  The results of operations of CKE Restaurants, Inc. for the quarterly period ended August 9, 2010 were primarily impacted by required purchase accounting adjustments, transaction-related costs of approximately $27 million and share-based compensation expense of approximately $12 million related to the acceleration of vesting of stock options and restricted stock awards in connection with the Merger.

CKE Restaurants, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 23, 2010	By: /s/ Theodore Abajian Theodore Abaijan Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature. If statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).